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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                       SANTA FE PACIFIC GOLD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            HOMESTAKE MINING COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    80217610
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   WAYNE KIRK
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                            HOMESTAKE MINING COMPANY
                             650 CALIFORNIA STREET
                      SAN FRANCISCO, CALIFORNIA 94108-2788
                                 (415) 981-8150

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
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THIS AMENDMENT NO. 2 TO SOLICITATION/RECOMMENDATION STATEMENT RELATES TO A
PROPOSED EXCHANGE OFFER BY NEWMONT MINING CORPORATION DESCRIBED IN ITS REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1997 (REGISTRATION NO. 333-19335), WHICH OFFER HAS NOT BEEN COMMENCED. BY FILING THIS AMENDMENT NO. 2 TO SOLICITATION/RECOMMENDATION STATEMENT, HOMESTAKE MINING COMPANY DOES NOT ADMIT THAT IT IS REQUIRED TO MAKE THIS FILING.
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     Homestake Mining Company ("Homestake") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed on January 16, 1997, with respect to the proposed offer by Newmont Mining Corporation ("Newmont") to exchange each share of Santa Fe Pacific Gold Corporation common stock, $0.01 par value, together with the associated preferred share purchase rights, for 0.40 of a share of Newmont Common Stock, $1.60 par value.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6 of the Statement is hereby amended to add the following information at the end thereof:

     On December 9, 1996, Homestake gave a slide presentation to Homestake and Santa Fe Pacific Gold Corporation ("Santa Fe") shareholders with respect to the combination of Homestake and Santa Fe. A copy of the slide presentation is filed as Exhibit 6 and is incorporated herein by reference. In addition, Homestake has revised the slide from the January 15, 1997, Homestake management slide presentation to Homestake and Santa Fe shareholders which shows complex ore processed (1990-1995) to correct certain information in such slide. A copy of the revised slide is filed as Exhibit 7, and is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 of the Statement is hereby amended to add the following Exhibit:

EXHIBIT
    6       --  Homestake management slide presentation to Homestake and Santa Fe shareholders dated December 9, 1996.
    7       --  Revised slide from the January 15, 1997, Homestake management slide presentation to Homestake and Santa Fe shareholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                          HOMESTAKE MINING COMPANY

                                          By: /s/ WAYNE KIRK

                                            ------------------------------------
                                          Name: Wayne Kirk
                                          Title: Vice President,
                                             General Counsel and
                                             Corporate Secretary

Dated: January 29, 1997
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                                 EXHIBIT INDEX

EXHIBIT
    6       --  Homestake management slide presentation to Homestake and Santa Fe shareholders dated December 9, 1996.
    7       --  Revised slide from the January 15, 1997, Homestake management slide presentation to Homestake and Santa Fe shareholders.